

October 31, 2012

<u>Via U.S. Mail</u>
Mr. Lawrence Chimerine
Chief Executive Officer
First Transaction Management, Inc.
c/o Castle Bison, Inc.
31200 Via Colinas, Suite 200
Westlake Village, CA   91322

> **Re:** **First Transaction Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed October 27, 2011**
> **File No. 000-27615**

Dear Mr. Chimerine:

We issued comments on the above captioned filings on January 20, 2012. On July 23, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact me at (202) 551-3871 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining